Exhibit 99.1

BriaCell to Uplist and Trade on the Toronto Stock Exchange from TSX Venture Exchange under ‘BCT’; Remains ‘BCTX’ on Nasdaq

BERKELEY, Calif. and VANCOUVER, British Columbia, December 29, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, is pleased to announce that its common shares will commence trading on the Toronto Stock Exchange (“TSX”) as of the opening of trading on Friday, December 31, 2021 (the “Effective Date”). The Company’s common shares will continue to trade under its existing Canadian market symbol “BCT”. The Company’s common shares will concurrently be de-listed from the TSX Venture Exchange (“TSX-V”) as of the Effective Date. The common shares and publicly-traded warrants remain trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols BCTX and BCTXW, respectively.

The previously announced normal-course issuer bid (“NCIB”) undertaken on the TSX-V shall continue as announced on the TSX, with purchases being made through the facilities of the TSX in Canada, in addition to Nasdaq, as of the Effective Date. The average daily trading volume (ADTV) for the six calendar months prior to the commencement of the NCIB (i.e. to August 31, 2021) was 15,073 on the TSX-V, and the daily purchase limit for purchases of the common shares on TSX will be 3,768 (25% of the ADTV).

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:
William V. Williams, MD

President & CEO
1-888-485-6340
info@briacell.com

Media Relations:
Jules Abraham
Director of Public Relations
CORE IR
917-885-7378
julesa@coreir.com

Investor Relations Contact:
CORE IR
investors@briacell.com